Mail Stop 4561

February 28, 2008

Edward A. Foster, CEO
Identica Holdings Corporation
6807 S. MacDill Avenue
Tampa, FL 33611

      Re: Identica Holdings Corporation
             Amendment No. 2 to Form S-1
             Filed February 4, 2008
             File No. 333-137710

Dear Mr. Foster:

We have reviewed your filing and have the following comments.

General

1. We refer to your responses to prior comments 2 and 3 from our letter dated December 12, 2007. We note particularly your responses with respect to the following transactions that occurred during the pendency of your registration statement: the Series A preferred stock and related Class A warrant issuances that took place from May-October 2007, and the warrant issuances that took place in October 2006 and November 2007. You have not established to our satisfaction that these issuance transactions should be viewed as separate and distinct from the public resale offering covered by the registration statement. In this regard, we note that you are seeking to register the shares of common stock underlying the above-referenced preferred stock and warrants in a registration statement that was filed prior to the issuance of such preferred stock and warrants, thereby further intertwining the transactions. Viewing the issuance and resale transactions as part of a single, multi-step transaction, we are unable to concur with your conclusion that the offers and sales of the above-referenced securities did not involve a public offering.

   The pending registration statement has been a general solicitation by the issuer for investors in its common stock from the time of filing. This public solicitation took place concurrently with the unregistered offers and sales to purchasers in the placements mentioned in the preceding paragraph. We further note that the unregistered offerings concerned securities immediately convertible or exercisable into common stock, and we therefore believe that the unregistered offering and the offering pursuant to the registration statement concerned the same class of securities.

You refer to a letter to Black Box Incorporated dated June 26, 1990 and assert that the prior letter supports your integration analysis. We are unable to concur, as shares sold in the unregistered offerings by Black Box do not appear to have been included in a resale registration statement that was pending when the unregistered sales took place.

In light of the foregoing, you should consider removing from the registration statement the shares of common stock issuable pursuant to securities issued during the waiting period. In addition, please provide appropriate consideration to your disclosure relating to contingent liabilities associated with the issuance of securities issued in unregistered transactions while the registration statement was pending and for which a public offering has been commenced. In particular, please consider your risk factor disclosure, management's discussion and analysis, and contingency disclosure in your financial statements, in light of the nature and potential aggregate amount of the associated contingencies. Please revise and provide us with a detailed analysis supporting how you have addressed this comment in the disclosure document.

2. We note the significant number of shares being registered for resale on behalf of eRoom System Technologies, 142869 Ontario Inc., Faward Consulting Corp., SDS and other affiliates of the company. In your response letter, please tell us what percentage of the 50,515,061 shares being offered under your registration statement are being offered by affiliates, and explain the basis on which you conclude that the offering of shares owned by these affiliates does not involve a primary offering by the issuer. In particular, provide a reasoned analysis of your belief that the offering by the company's affiliates is not "by or on behalf of the registrant," within the meaning of Rule 415 of Regulation C. In this regard, the company does not appear eligible to conduct a primary at-the-market offering under paragraphs (a)(1)(x) and (a)(4) of Rule 415, either directly or indirectly. Consider whether your registration statement should be revised to state a fixed price for shares offered by affiliates for the duration of the offering, and to identify the selling shareholders who are affiliates of the company as underwriters of the primary offering. We note that the affiliates are acting collectively in the proposed transaction, which is designed to create a public market for the common stock. See Interpretation D.38 of our Manual of Available Telephone Interpretations (July 1997).

3. Please amend your filing to include appropriately updated financial statements. See Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

4. Explain your basis for continuing to characterize your company as a development stage company. Given your increase in revenues during the quarter ended September 30, 2007 and your improved outlook for future revenues, as described in your response to prior comment 28, clarify how you continue to meet the requirements of paragraph 8 of SFAS 7.

The Offering, page 2

5. In the third paragraph under the "Identica Holdings Corporation" subheading, you refer to a possible amendment to your agreement with TechSphere. Negotiations that have not resulted in a definitive agreement should be referenced as such, if at all, and should not be presented as a "newly negotiated agreement" that "will extend" the relationship with TechSphere. If a definitive agreement has not yet been entered into, please either remove the references to a possible amendment of the arrangement or provide detailed support for your apparent view that negotiations warrant prominent presentation in your summary and that the language conforms to the requirements of Rule 421(d). It appears that the emphasis in the summary should be on the short duration of the agreement and the adverse effects on you if it is not extended, as opposed to the current emphasis on benefits that would be obtained if a desired but uncertain amendment is entered into.

6. We re-issue and clarify prior comment 13 from our letter of December 12, 2007. Your registration statement should disclose the aggregate amount of proceeds you will receive in the event that all outstanding warrants relating to your registration statement are exercised for cash, but it should also clarify the aggregate amount of such proceeds that the company will not receive if all warrants eligible for cashless exercise are exercised on a cashless basis. Please revise your registration statement accordingly in all appropriate places. In addition, we note your statement on page 2 that you "will receive proceeds of at least $3,750,000 from the exercise of all the Class A Warrants which do not provide for cashless exercise." Please revise this and any similar references in your registration statement to remove the suggestion that the company's receipt of proceeds from the exercise of warrants is certain, and to clarify that the company will receive the specified aggregate proceeds only in the event that the specified warrants are in fact exercised. Please state the portion of the dollar amount potentially receivable from warrant exercises that is attributable to warrants for which there is no cashless exercise feature.

Selling Security Holders, page 8

7. In several footnotes to your selling shareholder table, including footnotes 83 and 87, you include a cross-reference to "Description of Securities – November 2006

Private Placement." Footnote 7 to your beneficial ownership table on page 30 contains the same cross-reference. Please confirm that these are typographical errors intended to refer to the description of your November 2005 private placement and revise your registration statement accordingly; or advise.

Summary of Critical Accounting Estimates

Revenue, page 51

8. We note your response to prior comment 21 from our letter of December 12, 2007, with respect to your revenue recognition policy when a right of return exists. In your response, you indicate that you will revise your accounting policy in fiscal year 2008 to defer the recognition of revenue until the return rights lapse. Please clarify how you evaluated the provisions of SFAS 154 when determining the appropriate classification of this accounting change. That is, please clarify how you determined that this change did not result in the change in accounting principal or the correction of an error in previously issued financial statements. Explain whether there were any changes in the contracts executed with your customers upon making this accounting policy change. In addition, explain the non-revenue account the transaction will be posted to until the right of return lapses in fiscal year 2008.

9. You state in your response to prior comment number 21 from our letter of December 12, 2007, that you "lack sufficient historical experience to accurately predict [y]our end-use customers' returns." Since you lack this historical experience, it does not appear that you have met the criteria of SFAS 48 to recognize revenue when a right of return exists. Paragraphs 6.f and 8.c of SFAS 48 requires a vendor to be able to estimate future returns which cannot be alleviated by using actual returns for a specific period. Therefore, if you have not met the requirement of SFAS 48 to recognize revenue when a right of return exists, you should correct your financial statements for fiscal years 2005 and 2006 to defer the recognition of revenue until the return right lapses.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

f) Revenue Recognition, page F-12

10. We note your response to prior comment 24 from our letter of December 12, 2007, with respect to your accounting for the eRoom service arrangement. Please clarify how you applied the provisions of EITF 00-21 for separate units of accounting and tell us how you recognize revenue for each unit of accounting. Also, you indicate that you do not separately track costs related to delivering

services and therefore such costs are recorded in employee wages. Tell us where these employee wages are classified in your consolidated statements of operations. Please clarify why you believe that these costs should be recorded as an operating expense, as opposed to cost of sales.

<u>Note 13. Related Party Transactions, page F-24</u>

11. We note your response to prior comment 26 from our letter of December 12, 2007, where you indicate that disclosures have been revised to reflect revenues earned from your eRoom agreement. While your interim financial statements include the revised disclosure, your annual financial statements do not. The service agreement with eRoom and related revenues should also be disclosed in the related transactions section in the text of your prospectus. Please revise accordingly.

***

If you have questions regarding comments on the financial statements or related matters, please contact David Edgar at (202) 551-3459 or Mark Kronforst at (202) 551-3451. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (516) 887-8250</u>
  David Lubin
  David Lubin & Associates, PLLC
  Telephone: (516) 887-8200